Exhibit 99.1

HUB Cyber Security Ltd.

August 4, 2026

Dear Shareholder,

You are cordially invited to attend the 2026 Annual General Meeting of Shareholders (the “Annual Meeting”) of HUB Cyber Security Ltd. (“HUB” or the “Company”), to be held at HUB’s offices at 30 Hacharoshet Street, Or Yehuda, Israel on September 8, 2026, at 10:00 a.m., Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on our website at https://hub-technologies.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

HUB CYBER SECURITY LTD.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the 2026 Annual General Meeting (the “Annual Meeting”) of shareholders of HUB Cyber Security Ltd. (“HUB” or the “Company”) will be held on September 8, 2026, at 10:00 a.m., Israel time, at our offices at 30 Hacharoshet Street, Or Yehuda, Israel.

The Annual Meeting is being called for the following purposes:

1.	To designate Vineet Malhotra as a Class I Director of the Board of Directors of the Company (the “Board” or the “Board of Directors”), to serve until the 2029 annual general meeting of shareholders and until his successor has been duly elected and qualified.

2.	To re-approve the existing compensation policy for the Company’s directors and officers.

3.	To approve compensation to directors on our Transactions and Restructuring Committee.

4.	To authorize our Board to effect one or more reverse share splits of our ordinary shares, no par value (“Ordinary Shares”), with an aggregate ratio in the range of 1-for-5 to 1-for-1,000, with the exact ratio and effective date of any reverse split to be determined by the Board, and to approve related amendments to the Company’s Articles of Association and Memorandum of Association.

5.	To approve an increase in the Company’s authorized share capital, from sixty-six million six hundred sixty-six thousand six hundred sixty-six (66,666,666) Ordinary Shares to one billion (1,000,000,000) Ordinary Shares and to amend the Company’s Articles of Association and the Company’s Memorandum of Association accordingly.

6.	To approve the private placement of Ordinary Shares and pre-funded warrants to purchase Ordinary Shares to the sellers of certain notes and purchase rights to acquire securities of Evofem Biosciences, Inc., a Delaware corporation whose common stock is traded on the OTC Markets (“Evofem”), in exchange for such notes and purchase rights, and to our financial advisor in connection with such transaction, for the purpose of permitting such pre-funded warrants to be exercised in full, without regard to the beneficial ownership limitation set forth therein.

7.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix the remuneration of said accounting firm or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

In addition to considering and voting on the foregoing matters (the “Proposals”), members of the Company’s management will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

The foregoing proposals are described in detail in the enclosed proxy statement (the “Proxy Statement”), which we urge you to read in its entirety.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

1

Only shareholders of record at the close of business on August 4, 2026 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

The Proxy Statement, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual General Meeting of Shareholders (the “Notice”) and is being mailed on or about August 7, 2026, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at https://hub-technologies.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, or at our registered office, no later than forty-eight (48) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or if you hold your shares in street name and the proxy card allows this, vote by telephone or over the Internet in accordance with the instructions on your proxy card.

By Order of the Board of Directors,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

Or Yehuda, Israel
August 4, 2026

2

HUB CYBER SECURITY LTD.

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:	When and where is the 2026 Annual General Meeting of Shareholders being held?

A:	The Annual Meeting will be held on September 8, 2026, at 10:00 a.m. Israel time, at the Company’s offices at 30 Hacharoshet Street, Or Yehuda, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend. Proof of ownership of the Company’s shares as of the Record Date and the date of the Annual Meeting, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of the Company’s ordinary shares, no par value each (the “Ordinary Shares”) at the close of business on August 4, 2026 are entitled to vote at the Annual Meeting.

Joint holders of Ordinary Shares should note that, pursuant to Article 32(d) of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:

You may vote by Internet. If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) and returning it in the enclosed, prepaid, and addressed envelope or your voting instruction card (if you are a “street name” beneficial owner) and returning it to the location specified therein. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board, except for matters that require you to indicate the existence or absence of a personal interest, which will not be voted upon if you do not provide voting instructions and such an indication.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from your bank, broker or other nominee in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many HUB shareholders hold their shares through a bank, broker, or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions in voting procedures between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by or on behalf of your bank, broker, or other nominee, which has the authority to vote those shares. As the beneficial owner, you have the right to direct the bank, broker, or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from your bank, broker, or other nominee giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker, or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only items on the Annual Meeting agenda that may be considered routine are Proposal 5 relating to the increase in the authorized share capital and Proposal 7 relating to the re-appointment of HUB’s independent registered public accounting firm; however, we cannot be certain whether either of these will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank, broker, or other nominee to instruct such bank, broker, or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:	Does HUB recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, HUB recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:	If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

●	delivering a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above or Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;

●	delivering a new proxy card bearing a later date; or

●	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Tuvia Grossman, General Counsel and Chief Legal Officer, and Limor Zur-Stoller, the Company’s Chief Financial Officer, or either of them, as your representative(s) at the Annual Meeting. Your Ordinary Shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 10:00 a.m., Israel Time, on September 6, 2026, 48 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, the person named as proxy will vote the Ordinary Shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your eligible shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company.

Ordinary Shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only items on the agenda of the Annual Meeting that may be considered routine are Proposal 5 relating to the increase in the authorized share capital and Proposal 7 relating to the re-appointment of the Company’s independent registered public accounting firm until the next annual general meeting of shareholders; however, we cannot be certain whether either of these will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its Shares to count for the proposals set forth in this proxy statement.

Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the following day, at the same time and place, or to such day and at such time and place as the Chairperson of the Annual Meeting may determine. At such adjourned Annual Meeting, the presence of any number of shareholders in person or by proxy, regardless of the voting power represented by them, will constitute a quorum.

Q:	How will votes be counted?

A:	Each outstanding Ordinary Share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:

Each of Proposals 1, 4, 5 and 7 requires that a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal be voted “FOR” the adoption of the proposal.

Each of Proposals 2, 3 and 6 requires, in addition to the affirmative vote of a simple majority of the Ordinary Shares voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the proposal, be voted in favor of the proposal, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the proposal that are voted against the proposal does not exceed two percent (2%) of the outstanding voting power in the Company.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israeli Companies Law requires that each shareholder voting on a personal interest proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in such resolution, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results shortly following the Annual Meeting in a Report of Foreign Private Issuer on a Form 6-K that we will furnish to the Securities and Exchange Commission (the “SEC”).

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:	The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers, and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries, and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement will be available at the “Company--Investor Relations” section of our Company’s website at https://hub-technologies.com/. The contents of that website are not a part of this proxy statement, and the inclusion of the website address in this proxy statement is an inactive textual reference only.

SHARES OUTSTANDING

As of August 3, 2026, the Company had 44,685,667 Ordinary Shares outstanding. Equiniti Trust Company, LLC is the transfer agent and registrar for the Company’s Ordinary Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 17, 2026, based on 32,836,053 ordinary shares outstanding on such date, by:

●	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of July 31, 2026. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them.

Except as otherwise noted herein, the number and percentage of our ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our ordinary shares as to which the holder has sole or shared voting power or investment power and also any of our ordinary shares which the holder has the right to acquire within 60 days of July 31, 2026, through the exercise of any option, warrant or any other right. The column entitled “Percentage of Outstanding Shares” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.

Unless otherwise noted below, each shareholder’s address is 30 Hacharoshet Street, Or Yehuda, Israel.

All amounts in the table have been adjusted for the 1-for-15 reverse split effected on January 15, 2026, the 1-for-50 reverse split effected on April 20, 2026 and the 1-for-20 reverse split effected on June 5, 2026.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Outstanding Shares
5% or Greater Shareholders
None
Directors and Executive Officers of HUB:
Limor Zur-Stoller	–	–
Tuvia Grossman (1)	2	*
Shlomo Bibas (2)	44	*
Renah Persofsky (3)	71	*
Ilan Flato (4)	39	*
Uzi Moskovich (5)	15	*
Vineet Malhotra (6)	22	*
All executive officers and directors as a group (7 individuals)	193	*

*	Less than 1% of our outstanding ordinary shares.

(1)	Consists of 2 ordinary shares. Does not include 1 restricted share unit which has been granted but has not vested and will not vest within 60 days of July 17, 2026.
(2)	Consists of 30 ordinary shares and 14 restricted share units. Does not include 24 restricted share units which have been granted but have not vested and will not vest within 60 days of July 17, 2026.
(3)	Consists of 45 ordinary shares and 26 restricted share units. Does not include 41 restricted share units which have been granted but have not vested and will not vest within 60 days of July 17, 2026.
(4)	Consists of 25 ordinary shares and 14 restricted share units. Does not include 23 restricted share units which have been granted but have not vested and will not vest within 60 days of July 17, 2026.
(5)	Consists of 10 ordinary shares and 5 restricted share units. Does not include 8 restricted share units which have been granted but have not vested and will not vest within 60 days of July 17, 2026.
(6)	Consists of 13 ordinary shares and 9 restricted share units. Does not include 13 restricted share units which have been granted but have not vested and will not vest within 60 days of July 17, 2026.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the total compensation earned during 2025 by HUB’s five most highly-compensated office holders (as defined in the Israeli Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors” to our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on July 17, 2026 (the “2025 Annual Report”), a copy of which is available at the “Company-Investor Relations” section of our website at https://hub-technologies.com or on the SEC’s website at www.sec.gov. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

DESIGNATION OF CLASS I DIRECTOR

Our Board currently consists of five directors, and following the Annual Meeting is expected to consist of four directors. HUB’s Articles of Association provide that the Company’s Board may consist of not less than three and no more than eleven directors.

Under the Company’s Articles of Association, HUB’s directors are divided into three classes, as nearly equal in number as practicable. At each annual general meeting of HUB’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election and until their respective successors shall have been elected and qualified, such that each year the term of office of one class of directors expires.

Each director serves through the term of his or her class, except in the event of his or her earlier death, resignation, removal or termination otherwise. The term of the Company’s current Class I director, Ilan Flato, expires at the Annual Meeting, the Company’s current Class II directors, Uzi Moskovich and Vineet Malhotra, are serving terms that expire at the 2027 annual meeting, and the Company’s Class III directors, Renah Persofsky and Shlomo Bibas, are serving terms that expire at the 2028 annual meeting.

Mr. Flato has decided not to stand for re-election at the Annual Meeting. Upon recommendation of the Company’s Board’s Nominating, Governance, Compliance and Sustainability Committee (the “N&G Committee”), Our Board has proposed to reconstitute the Board effective as of the Annual Meeting such that Mr. Malhotra shall be designated as a Class I Director rather than a Class II director, and therefore shall serve until the 2029 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with HUB’s Articles of Association or the Israeli Companies Law. If this proposal is not approved at the Annual Meeting, then Mr. Malhotra will continue to serve as a Class II Director until the 2027 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with HUB’s Articles of Association or the Israeli Companies Law.

Biographical information concerning Mr. Malhotra is provided below.

Nominee for Election to the Board as Class I Director

Vineet Malhotra has served as a member of our Board of Directors since December 2025. He also serves as the Chief Executive Officer and Co-Founder of Monie Payments Corp., a fintech company developing digitally disruptive payment solutions across North America, since 2023. From 2004 to 2023, Mr. Malhotra held several senior executive positions at Canadian Imperial Bank of Commerce (CIBC), including Managing Director and Head of the Alternate Solutions Group and Chief Executive Officer of Simplii Financial, CIBC’s Canadian direct banking brand launched in 2017 and serving approximately two million clients. Prior to joining CIBC, Mr. Malhotra held leadership roles at Manulife Financial from 1999 to 2004 and at IBM Global Services from 1995 to 1999, after beginning his career at Ernst & Young in 1994. Mr. Malhotra holds a B.A. in Mathematics, Finance and Accounting from Wilfrid Laurier University in Waterloo, Canada, and has attended the Executive Education Program at Harvard Business School. Our Board of Directors believes that Mr. Malhotra’s extensive finance and operational leadership experience at major global corporations makes him well qualified to serve as a member of its Board of Directors.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that Vineet Malhotra be designated as a Class I director, to serve until the 2029 annual general meeting of shareholders, and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

Continuing Directors

Class II Director Whose Term Continues Until the 2027 Annual General Meeting of Shareholders

Uzi Moskovich has served as a member of our board of directors since June 2021. Mr. Moskovich previously served as our Chief Executive Officer from February 2023 to December 2023. Prior to becoming our Chief Executive Officer in February 2023, Mr. Moskovich served as Chairman from April 2022 to February 2023. Mr. Moskovich has served as the Chief Executive Officer of Interionet since March 2024. Mr. Moskovich served as Chief Executive Officer of Wave Guard Technologies Ltd. from February 2019 to January 2023. Mr. Moskovich served as the Vice President at Israel Aerospace Industries (IAI) from January 2017 to November 2018. Mr. Moskovich has also served on the boards of BrandShield Systems Plc (LSE: BRSD.L) and Migdal Insurance and Financial Holdings Ltd (TASE: MGDL.TA) from 2020 to 2023 and 2017 to 2021, respectively. Mr. Moskovich received his B.Sc. in Aeronautical Engineering from the Technion Israel Institute of Technology, his M.B.A. from New York University and his M.Sc. in Strategic Studies from the US Army War College.

Class III Directors Whose Terms Continue Until the 2028 Annual General Meeting of Shareholders

Renah Persofsky has served as a member of HUB’s Board of Directors since November 2024 and as Active Chairperson of HUB’s Board of Directors since March 2025. Ms. Persofsky has over 40 years of wide-ranging business experience. She served as the Chief Executive Officer of Strajectory Corp. from 2010 to November 2024 and served as an executive consultant of Canadian Imperial Bank of Commerce (NYSE: CM) from 2011 to 2021. Ms. Persofsky served as the Chairwoman of BookJane Inc. from October 2016 to December 2021, a director of Greenlane Holdings (Nasdaq: GNLN) from April 2022 to October 2025 and a director at Oceansix Future Paths Ltd. (TSXV: OSIX) (f/k/a K.B. Recycling Industries Ltd.) from April 2021 to January 2025. She has served as a director of Tilray Brands, Inc. (Nasdaq: TLRY) (f/k/a Aphria Inc.) since October 2017 and the Vice Chairwoman and Lead Director since October 2019 and as the Chairwoman of Green Gruff Inc. since July 2019. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire (OTCMKTS: CDNAF), Canada Post and Interac, and was an executive officer of the Bank of Montreal (NYSE: BMO). Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, and she also served as a special advisor to Canada’s Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto. HUB’s Board of Directors believes that Ms. Persofsky’s extensive executive leadership experience, including her broad public company board experience across multiple industries, makes her well qualified to serve as a member of its Board of Directors.

Shlomo Bibas has served as a member of HUB’s Board of Directors since April 2025. From August 2022 to August 2025, Mr. Bibas served as Senior Vice President Operations and Chief Technology Officer at the Woodbridge Group. From 2018 to 2022, he served as Senior Vice President and Global Chief Information Officer at Celestica Inc. From 2012 to 2018, he served as Senior Vice President Global Operations and Chief Information Officer at Apotex Inc. Prior to that, Mr. Bibas was a Partner at Accenture, where he led the Canadian High-Tech practice and held several international assignments. Mr. Bibas served as Independent Director of the Board of Aphria Inc. (now Tilray Brands, Inc.) from November 2018 to November 2020. Since 2007, Mr. Bibas has served on the boards of various private, public, for-profit and not-for-profit organizations. From June 2018 to September 2025, he served as Vice Chairman of the Board of Cayuse Technologies LLP. Mr. Bibas holds a B.A.Sc. in Mechanical Engineering from the University of Toronto and an ICD.D designation from the Rotman School of Management and the Institute of Corporate Directors. HUB’s Board of Directors believes that Mr. Bibas’s extensive technology and operations leadership experience at major global corporations makes him well qualified to serve as a member of its Board of Directors.

CORPORATE GOVERNANCE

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Stock Market LLC (“Nasdaq”), are required to appoint at least two external directors. Pursuant to regulations promulgated under the Israeli Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder” may, subject to certain conditions, “opt out” from the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from these requirements under the Israeli Companies Law.

Director Independence

Our Board has determined that all of our directors, other than Uzi Moskovich, are “independent directors” under the Nasdaq listing rules.

Our Board has further determined that each director who is expected to serve as a member of the Board’s Audit Committee (the “Audit Committee”) following the Annual Meeting is “independent” for purposes of Rule 10A-3(b)(1) under the Exchange Act and that each director who is expected to serve as a member of the Board’s Compensation Committee (the “Compensation Committee”) following the Annual Meeting satisfies the additional independence requirements applicable to compensation committees under the Nasdaq listing rules. All members of the Audit Committee also are financially sophisticated as required by the Nasdaq listing rules, and our Board has determined that each of our current directors Renah Persofsky and Vineet Malhotra qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules.

Board Committees

Following the Annual Meeting, the Company’s Board committees are expected to be constituted as follows, unless changed by the Board from time to time:

●	The Audit Committee will be comprised of Vineet Malhotra (Chair), Renah Persofsky and Shlomo Bibas.

●	The Compensation Committee will be comprised of Shlomo Bibas (Chair), Renah Persofsky and Vineet Malhotra.

●	The N&G Committee will be comprised of Renah Persofsky (Chair), Shlomo Bibas and Vineet Malhotra.

PROPOSAL 2

RE-APPROVAL OF THE EXISTING COMPENSATION POLICY
FOR OUR DIRECTORS AND OFFICERS

Background

Under the Israeli Companies Law, each executive officer’s and director’s terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a compensation policy, and must be approved by a company’s compensation committee and the board of directors, in that order. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the company, after the approval first by the company’s compensation committee and then of the board of directors.

The Israeli Companies Law requires a company’s board of directors to adopt a compensation policy in respect of its executive officers and directors and to reevaluate it from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated. Additionally, the Israeli Companies Law requires that the compensation policy be reviewed and reapproved at least once every three years. The compensation policy must be recommended by the compensation committee, approved by the board of directors and approved by the shareholders of the company, in that order.

The Company’s existing compensation policy (the “Compensation Policy”) was approved at the Company’s 2023 annual general meeting of shareholders. It was filed with the Company’s proxy statement as an exhibit to the Company’s report on Form 6-K on October 5, 2023 and can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1905660/000101376223002062/ea186345ex99-1_hubcyber.htm.

The Compensation Committee and Board propose re-approving the existing Compensation Policy for an additional period of three years.

If the Compensation Policy is not re-approved by our shareholders, the Board may nevertheless override that decision, provided that the Compensation Committee and then the Board decide, on the basis of detailed reasons and after further review of the Compensation Policy, that the re-approval of the existing Compensation Policy is for the benefit of the Company despite the opposition of the shareholders.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof.

●	Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for HUB’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

●	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

●	Ratio between fixed and variable compensation: HUB aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to HUB’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of HUB and its shareholders.

●	Internal compensation ratio: HUB has examined the ratio between overall compensation of the executive officers and the average and median salary of the other employees of HUB, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in HUB.

●	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

●	Cash bonuses: HUB’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

●	“Clawback”: As required by Nasdaq listing rules, the Compensation Policy provides that incentive compensation paid to executive officers must be returned to the Company in the case of certain restatements of the Company’s financial statements under the terms required by Nasdaq.

●	Equity-based awards: HUB’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period and performance criteria, as set forth in the Compensation Policy.

●	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

●	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

●	Directors: The Compensation Policy provides guidelines for the compensation of our directors and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period and performance criteria, as set forth in the Compensation Policy.

●	Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the Compensation Policy is approved by the shareholders.

●	Review: The Compensation Committee and the Board shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israeli Companies Law.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to re-approve the existing compensation policy for the Company’s directors and officers.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in such resolution, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

APPROVAL OF COMPENSATION TO DIRECTORS ON

OUR TRANSACTIONS AND RESTRUCTURING COMMITTEE

Background

In order to help the Company navigate a period of significant financial, operational and strategic challenges, our Board has established the Transactions and Restructuring Committee. The members of the committee are Renah Persofsky (Chair), Shlomo Bibas and Vineet Malhotra.

The members of the Transactions and Restructuring Committee are expected to devote in the near future an extraordinary amount of time and effort to assist the Company, particularly in light of the fact that the Company does not currently have a Chief Executive Officer.

Our Compensation Committee and Board recommend fees payable to the members of our Transactions and Restructuring Committee of up to $200,000 for the chair and up to $125,000 for each other member of the committee for their service on such committee through December 31, 2026. The Compensation Committee and the Board believe that the proposed fee levels are reasonable and appropriate in light of the extraordinary responsibilities assumed by the members of the Transactions and Restructuring Committee. In a period of significant financial and operational challenge, the committee is expected to play a critical role in helping stabilize the Company, support restructuring and strategic decision-making and in seeking to enhance shareholder value. In addition to being expected to devote substantial time and effort well in excess of ordinary board and committee service, the committee will oversee matters central to the Company’s near-term stability and its longer-term strategic positioning, including financial and operational restructuring initiatives, evaluating and overseeing the execution of strategic transactions, and other efforts intended to place the Company on a path toward sustainable long-term growth. The Compensation Committee and the Board therefore believe that the proposed compensation for service on this committee is justified and in the best interests of the Company and its shareholders. The foregoing fees would not be payable until the Company receives gross proceeds from an equity financing equal to at least $30 million commencing from the date of the Annual Meeting.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve the compensation payable to the members of our Transactions and Restructuring Committee, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, because the proposed compensation payable to the members of our Transactions and Restructuring Committee exceeds the amount of director compensation permitted under our compensation policy for our officers and directors, this proposal will also require that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in such resolution, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF ONE OR MORE REVERSE SHARE SPLITS

Purpose and Effect of Reverse Share Splits

We believe that a reverse share split is advisable in order to increase the market price per share of our Ordinary Shares and make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors and the general investing public. We believe a reverse share split would also enable the market price of our shares to be safely above Nasdaq’s minimum bid price requirement, if necessary.

Our Board intends to effect a reverse share split only if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the trading price of our Ordinary Shares or is necessary to continue our listing on the Nasdaq Stock Market.

The principal effects of a reverse share split would be that:

●	the per-share exercise price of any outstanding stock options would be increased proportionately and the number of Ordinary Shares issuable upon the exercise of such awards would be reduced proportionately, and the number of shares issuable under outstanding restricted share units, restricted share awards and all other outstanding equity-based awards would be reduced proportionately to maintain the intrinsic value of such awards;

●	the number of Ordinary Shares authorized for future issuance under our equity plans would be proportionately reduced and other similar adjustments will be made under the equity plans to reflect the reverse share split;

●	the exercise, exchange or conversion price of all other outstanding securities (including warrants) that are exercisable or exchangeable for or convertible into Ordinary Shares would be proportionately adjusted to maintain the intrinsic value of such securities and the number of Ordinary Shares issuable upon such exercise, exchange or conversion would be proportionately adjusted;

●	a reverse share split would likely increase the number of shareholders who own odd lots (less than 100 shares). Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares; and

●	after the effective time of a reverse share split, the Ordinary Shares would have a new CUSIP number, which is a number used to identify our Ordinary Shares.

After a reverse share split, all Ordinary Shares would continue to have the same voting rights and rights to any dividends or other distributions by the Company.

We are therefore seeking approval of the shareholders to effect one or more reverse share splits of our outstanding Ordinary Shares, prior to December 31, 2028, in the aggregate range of 1-for-5 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by our Board, and to amend our Articles of Association and Memorandum of Association by reducing the Company’s authorized share capital in proportion with the reverse share split ratio.

Our Board has requested that shareholders approve an aggregate reverse share split ratio range, as opposed to approval of a specific reverse share split ratio, in order to give our Board the required discretion and flexibility to determine such parameters based upon, among other factors:

●	the per share price of our Ordinary Shares immediately prior to any reverse share split;

●	the expected stability of the per share price of our Ordinary Shares following a reverse share split;

●	the trading price and trading volume of our Ordinary Shares;

●	the marketability and liquidity of our Ordinary Shares; and

●	prevailing market, business and economic conditions at the time.

We believe that granting our Board the authority to set the aggregate ratio for one or more reverse splits is essential because it allows us to take these factors into consideration and to react to changing market conditions. If the Board chooses to implement one or more reverse share splits within the proposed range and time frame, no further action on the part of the shareholders will be required. Following such determination by our Board, we will issue a press release announcing the effective date of any reverse share split and amend our Articles of Association and Memorandum of Association to effect such reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor), no certificates or scrip representing fractional Ordinary Shares will be issued upon consummation of a reverse share split, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of our Ordinary Shares. All fractional shares to which a shareholder would be entitled will be rounded down to the nearest whole number.

Tax Consequences of a Reverse Share Split

Israeli Tax Law

Generally, a reverse share split will not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any shares issued, or payment made, as a result of rounding of fractional shares (but see above under “Fractional Shares”). The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to a reverse share split, and the holding period of the new Ordinary Shares after a reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of a reverse share split.

U.S. Federal Income Tax

The following summary describes certain U.S. federal income tax consequences relating to a reverse share split for U.S. Holders (as defined below). This summary addresses only the U.S. federal income tax consequences to U.S. Holders that hold their Ordinary Shares as capital assets. This summary does not discuss all tax considerations that may be relevant to U.S. Holders in connection with a reverse share split and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation: banks, financial institutions or insurance companies; brokers, dealers or traders in securities, commodities or currencies; tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), respectively; certain former citizens or long-term residents of the United States; persons that received our securities as compensation for the performance of services; persons that hold our securities as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that hold our Ordinary Shares through such an entity; persons whose “functional currency” is not the U.S. Dollar; persons subject to the alternative minimum tax; or persons that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our Ordinary Shares. Moreover, this summary does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of a reverse share split.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of a reverse share split or that such a position would not be sustained. Shareholders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of a reverse share split in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that, for United States federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of a reverse share split in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of a reverse share split.

A reverse share split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Therefore, in general, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, a U.S. Holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of a reverse share split. In the aggregate, a U.S. Holder’s tax basis in its post-reverse share split shares generally will equal the U.S. Holder’s tax basis in its pre-reverse share split shares, and the holding period of the post-reverse share split shares will include the holding period of the pre-reverse share split shares.

U.S. Holders that have acquired different blocks of our Ordinary Shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregated adjusted tax basis among, and the holding period of, our Ordinary Shares.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to a reverse share split.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not believe it was a PFIC for U.S. federal income tax purposes for 2025, but the Company may be a PFIC for U.S. federal income tax purposes for the current or future taxable years. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for the 2026 taxable year until after the close of the year. If we are treated as a PFIC with respect to a United States holder for the 2026 taxable year and Section 1291(f) applies to the United States holder’s exchange of pre-reverse share split ordinary shares for post-reverse share split ordinary shares pursuant to a reverse share split, the United States holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. United States holders are urged to consult their own tax advisors regarding the application of the PFIC rules to a reverse share split.

Implementation of a Reverse Share Split

Beneficial Holders of Shares

Banks, brokers, custodians or other nominees will be instructed to effect any reverse share split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have their own procedures for processing a reverse share split. If a shareholder holds Ordinary Shares with a bank, broker, custodian or other nominee and has any questions in this regard, such shareholder is encouraged to contact their bank, broker, custodian or other nominee.

Registered “Book-Entry” Holders of Shares

Our registered shareholders may hold some or all of their Ordinary Shares electronically in book-entry form. These shareholders will not have share certificates evidencing their ownership. They are provided with a statement reflecting the number of Ordinary Shares registered in their accounts. If a shareholder holds registered Ordinary Shares in a book-entry form, the shareholder does not need to take any action to receive their Ordinary Shares post-reverse-split in registered book-entry form. Such a shareholder that is entitled to post-reverse-split Ordinary Shares will automatically be sent a transaction statement at the shareholder’s address of record as soon as practicable after a reverse share split indicating the whole number of Ordinary Shares held.

Holders of Certificated Shares

Some registered shareholders hold their Ordinary Shares in certificate form or a combination of certificate form and book-entry form. If any of a shareholder’s Ordinary Shares are held in certificate form, that shareholder will receive a transmittal letter from the Company’s transfer agent as soon as practicable after the effective time of a reverse share split. The transmittal letter will be accompanied by instructions specifying how the shareholder may exchange their certificates representing the pre-reverse-split Ordinary Shares for a statement of holding. When that shareholder submits their certificates representing the pre-reverse-split Ordinary Shares, the post-reverse-split Ordinary Shares will be held electronically in book-entry form. This means that, instead of receiving a new share certificate, that shareholder will receive a statement of holding that indicates the number of post-reverse-split Ordinary Shares held in book-entry form. The Company will no longer issue physical share certificates unless a shareholder makes a specific request for a physical share certificate representing the shareholder’s post-reverse-split Ordinary Share ownership interest.

Beginning at the effective time of a reverse share split, each certificate representing pre-reverse-split Ordinary Shares will be deemed for all corporate purposes to evidence ownership of post-reverse-split Ordinary Shares. Shareholders will need to exchange their old certificates in order to effect transfers of shares on Nasdaq. If an old certificate bears a restrictive legend, the registered shares in book-entry form will bear the same restrictive legend.

Certain Risks and Potential Disadvantages Associated with a Reverse Share Split

A reverse share split could result in a significant devaluation of our market capitalization and the trading price of our Ordinary Shares.

We cannot assure you that a reverse share split, if implemented, will increase the market price of our Ordinary Shares in proportion to the reduction in the number of issued and outstanding Ordinary Shares or result in a permanent increase in the market price. Accordingly, the total market capitalization of our Ordinary Shares after a reverse share split may be lower than the total market capitalization before the reverse share split and, in the future, the market price of our Ordinary Shares following the reverse share split may not exceed or remain higher than the market price prior to the reverse share split. The effect a reverse share split may have upon the market price of our Ordinary Shares cannot be predicted with any certainty, and the history of similar reverse share splits for companies in similar circumstances to ours is varied. The market price of our Ordinary Shares is dependent on many factors, including our business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports we file with the SEC. If a reverse share split is implemented and the market price of our Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse share split.

Even if we effect a reverse share split, we will still be subject to the continued listing requirements of the Nasdaq Stock Market.

Even if the market price per Ordinary Share on a post-reverse share split basis remains in excess of $1.00 per share, we may be delisted from the Nasdaq Stock Market due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum shareholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders. A “public holder” is any holder other than an executive officer, director or beneficial owner (an owner with voting or dispositive power over such shares, as defined in Rule 13d-3 under the Exchange Act) of more than 10% of our outstanding Ordinary Shares.

In the event that our Ordinary Shares are not eligible for continued listing on the Nasdaq Stock Market or another national securities exchange, trading of our Ordinary Shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTCQX, the OTCQB or the Pink Market. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares.

A reverse share split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

A reverse share split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-reverse share split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 Ordinary Shares.

The reduced number of Ordinary Shares resulting from a reverse share split could adversely affect the liquidity of our Ordinary Shares.

Although the anticipated increase in the market price of Ordinary Shares as an immediate consequence of a reverse share split could encourage interest in our Ordinary Shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding and potential decrease in trading volume after the reverse share split.

Interests of Certain Persons

Certain of our executive officers and directors have an interest in this Proposal 4 as a result of their ownership of Ordinary Shares. However, we do not believe that our executive officers or directors have interests in this Proposal 4 that are different than or greater than those of any of our other shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve one or more reverse share splits of the Company’s ordinary shares, no par value, at an aggregate ratio in the range of 1-for-5 to 1-for-1,000, with the exact ratio and effective date of any reverse share split to be determined by the Company’s Board of Directors and related amendments to the Company’s Articles of Association and Memorandum of Association, including reducing the Company’s authorized share capital by a corresponding proportion in connection with each reverse share split.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL

Background

The Company’s Board of Directors has approved, subject to shareholders’ approval, an amendment to the Company’s Articles of Association and Memorandum of Association that increases the number of Ordinary Shares authorized for issuance from sixty-six million six hundred sixty-six thousand six hundred sixty-six (66,666,666) to one billion (1,000,000,000) ordinary shares, no par value. The purpose of this increase is to maintain our current flexibility to conduct future issuances of our Ordinary Shares in the ordinary course from time to time to fund our operations, consistent with our historical practice of raising financing through equity and convertible debt issuances. The increase will also enable us to issue Ordinary Shares as consideration for acquisitions of other companies and for private placements of Ordinary Shares, including the private placement of our Ordinary Shares and pre-funded warrants to purchase Ordinary Shares to holders of certain notes and purchase rights of Evofem described in Proposal 6 below (and the full exercise of such pre-funded warrants). If the increase is approved, all Ordinary Shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by the Company as the Ordinary Shares currently issuable from our share capital.

Effect of the Increase of Share Capital

We are therefore seeking approval of the shareholders to increase our authorized share capital from sixty-six million six hundred sixty-six thousand six hundred sixty-six (66,666,666) to one billion (1,000,000,000) ordinary shares, no par value.

We are proposing to amend Article 5(a) of our Articles of Association as follows (deletions are struck through and additions are underlined):

“5(a).  The authorized share capital of the Company shall consist of ~~66,666,666~~ 1,000,000,000 Ordinary Shares without par value (the “Shares”).”

We are also proposing to amend Section 4 of our Memorandum of Association as follows (deletions are struck through and additions are underlined):

“4.  The company’s share capital is ~~66,666,666~~1,000,000,000 divided into ~~66,666,666~~ 1,000,000,000 ordinary shares without par value.”

Certain Risks and Disadvantages Associated with the Share Capital Increase

If we issue additional Ordinary Shares after the increase in our authorized share capital, the dilution to the ownership interest of our existing shareholders may be greater than would occur had the increase in our authorized share capital not been effected. Future issuances of Ordinary Shares will dilute the voting power and ownership of our existing shareholders, and, depending on the amount of consideration received in connection with the issuance, could also reduce shareholders’ equity on a per-share basis. Although the purpose of the increase in authorized share capital is to maintain our flexibility for capital-raising and M&A transactions, these additional Ordinary Shares may also be issued in the future for other purposes, giving rise to further opportunities for dilution. For example, the authorized Ordinary Shares could, in theory, also be used to resist or frustrate a third-party take-over transaction (e.g., by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the board or management of our Company or contemplating a tender offer or other transaction for the combination of the Company with another company). The newly available authorized shares resulting from the increase in our authorized share capital thus may have the potential to limit the opportunity for our shareholders to dispose of their Ordinary Shares at a premium.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the Company’s authorized share capital from sixty-six million six hundred sixty-six thousand six hundred sixty-six (66,666,666) Ordinary Shares, no par value, to one billion (1,000,000,000) Ordinary Shares, no par value, and to amend the Company’s Articles of Association and Memorandum of Association accordingly.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF PRIVATE PLACEMENT OF ORDINARY SHARES AND PRE-FUNDED WARRANTS FOR THE PURPOSE OF PERMITTING SUCH PRE-FUNDED WARRANTS TO BE EXERCISED IN FULL, WITHOUT REGARD TO THE BENEFICIAL OWNERSHIP LIMITATION THEREIN

Background

On June 26, 2026, the Company entered into securities purchase agreements (each, a “Purchase Agreement” and, collectively, the “Purchase Agreements”) with certain holders (each, a “Seller” and, collectively, the “Sellers”) of senior subordinated convertible notes (the “Evofem Notes”) of Evofem and of certain purchase rights to acquire securities of Evofem (the “Purchase Rights”). Pursuant to the Purchase Agreements, the Company agreed to purchase from the Sellers all of their respective Evofem Notes and Purchase Rights, free and clear of liens, in exchange solely for the issuance of equity securities of the Company as described below. The closing of the transaction occurred on June 30, 2026.

The Evofem Notes acquired by the Company consist of Evofem’s senior subordinated convertible notes governed by a common form of note (the “SSN Notes” and the “Aditxt Notes”), comprising the exchanged senior subordinated convertible notes originally issued between December 2022 and September 2023 and restructured effective December 1, 2023 (maturing December 1, 2026), together with senior subordinated convertible notes issued in the same form maturing April 8, 2028 and June 26, 2028. The Evofem Notes are unsecured, junior subordinated obligations of Evofem (subordinated in right of cash payment to Evofem’s senior secured notes and other senior debt obligations of Evofem), bear interest at 8% per annum compounding monthly (payable at maturity), and are convertible, at the holder’s election, into shares of Evofem common stock at a conversion price of $0.0154 per share (subject to customary adjustment for stock splits, stock dividends, recapitalizations and similar events), subject to a 4.99% or 9.99% beneficial-ownership limitation. Based on the aggregate outstanding balance of the Evofem Notes acquired by the Company (approximately $5,373,556), the Evofem Notes would be convertible into approximately 348,932,233 shares of Evofem common stock, without factoring in the beneficial-ownership limitation. The Purchase Rights acquired by the Company are exercisable for Evofem common stock at the same $0.0154 per share price and, based on the aggregate amount of the Purchase Rights acquired at the closing (approximately $10,153,890), would be exercisable into approximately 659,343,507 shares of Evofem common stock. In the aggregate, the Evofem Notes and Purchase Rights acquired by the Company at the closing would be convertible into, and exercisable for, approximately 1,008,275,740 shares of Evofem common stock (in each case before giving effect to any beneficial-ownership limitations and Evofem’s available authorized common stock).

The aggregate purchase price payable by the Company for the Evofem Notes and Purchase Rights at the closing was approximately $49,331,891 (the “Purchase Price”), payable solely in Ordinary Shares, and/or pre-funded warrants to purchase Ordinary Shares (“Pre-Funded Warrants”), and not in cash. The Ordinary Shares and the Pre-Funded Warrants issued in the Private Placement (as defined below), including to our financial advisor, are referred to collectively as the “Consideration Shares”. The number of Consideration Shares issuable to each Seller at the closing is equal to such Seller’s portion of the Purchase Price divided by $1.560 per share, the closing price of the Ordinary Shares on the Nasdaq Stock Market on June 24, 2026. As aggregate consideration under the Purchase Agreements, the Company issued 31,623,000 Consideration Shares at the closing (including the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants).

Pursuant to the Purchase Agreements, the Consideration Shares were issued as Ordinary Shares except to the extent that such issuance would cause a Seller, together with its affiliates and any persons acting in concert with it, to beneficially own or hold in excess of 4.99% of the Company’s outstanding Ordinary Shares after giving effect to the issuance (the “Beneficial Ownership Limitation”), in which case the portion that would otherwise exceed the Beneficial Ownership Limitation was issued in the form of Pre-Funded Warrants. Accordingly, at the closing the Company issued an aggregate of 1,794,901 Ordinary Shares and issued Pre-Funded Warrants exercisable for an aggregate of 29,828,099 Ordinary Shares. The number of Ordinary Shares issued to any individual Seller was limited so that such Seller would not exceed the Beneficial Ownership Limitation (a maximum of 225,417 Ordinary Shares per Seller, based on 4,291,960 Ordinary Shares outstanding immediately prior to the issuance), with the balance of such Seller’s Consideration Shares issued in the form of Pre-Funded Warrants. Certain Sellers whose existing beneficial ownership already equaled or exceeded 4.99% received all of their Consideration Shares in the form of Pre-Funded Warrants.

Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, may be exercised on a cash or cashless basis, and is not exercisable to the extent the holder would exceed the Beneficial Ownership Limitation. The Pre-Funded Warrants are assignable, subject to compliance with applicable securities laws. Assignments of Pre-Funded Warrants following the closing have resulted in additional Pre-Funded Warrants being exercised, to the extent the assignees did not exceed the 4.99% Beneficial Ownership Limitation therein.

The Company undertook in the Purchase Agreements to call a meeting of its shareholders as soon as reasonably practicable following the closing to approve (i) the full exercise of the Pre-Funded Warrants and the issuance of all Ordinary Shares issuable upon exercise thereof (i.e., this Proposal 6) and (ii) an increase in the Company’s authorized share capital sufficient to permit such issuance in full (i.e., Proposal 5 above). Upon receipt of such shareholder approval at the Annual Meeting, the 4.99% Beneficial Ownership Limitation applicable to the Pre-Funded Warrants will automatically be lifted, and the Pre-Funded Warrants will thereafter be exercisable in full in accordance with their terms.

In addition, the Company issued 1,724,575 Ordinary Shares (the “Financial Advisor Shares”) and 902,543 Pre-Funded Warrants to its financial advisor in connection with the Evofem transaction. No cash fees are payable to our financial advisor.

On July 20, 2026, the Company entered into a Purchase Agreement to purchase an additional $4,000,000 of Purchase Rights for a purchase price of $15,200,000, payable in the form of 10,133,333 Consideration Shares, and not in cash, based on a price of our Ordinary Shares of $1.50 per share. Such Consideration Shares were issued in the form of 590,107 Ordinary Shares and 9,543,226 Pre-Funded Warrants. The closing of the transactions contemplated by such Purchase Agreement occurred on July 21, 2026.

The Consideration Shares, and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants, were offered and issued in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) thereof and/or Regulation S promulgated thereunder, and will constitute “restricted securities.” The issuance of Consideration Shares at the closing, to our financial advisor and on July 20, 2026 is referred to together as the “Private Placement”.

The foregoing description of the Purchase Agreements and the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Purchase Agreement and the form of Pre-Funded Warrant, copies of which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to the Report on Form 6-K we filed with the SEC on July 1, 2026, and are incorporated herein by reference. We urge you to read them carefully in their entirety.

We are seeking shareholder approval of the Private Placement to allow the full exercise of the Pre-Funded Warrants without regard to the Beneficial Ownership Limitation. The Israeli Companies Law provides that a material private placement requires shareholder approval if, among other conditions, as a result of the private placement any person will become the holder of 5% or more of the company’s outstanding shares.

Information about Evofem

Evofem is a San Diego-based commercial-stage biopharmaceutical company committed to commercializing innovative products to address unmet needs in women’s sexual and reproductive health. Evofem’s common stock is traded on the OTC Markets and its SEC filings are available for review on the SEC’s website. The following information is based on such filings.

Evofem’s first commercial product, PHEXX®, was approved by the FDA on May 22, 2020, for the prevention of pregnancy and launched in the U.S. in September 2020. PHEXX is the first and only non-hormonal prescription contraceptive vaginal gel. Women use PHEXX by inserting it 0-60 minutes prior to intercourse. Because PHEXX is hormone-free and non-systemic, it is not associated with side effects of hormonal contraceptive methods, which include depression, weight gain, headaches, loss of libido, mood swings and irritability. Taking hormones may not be right for some women, especially those with certain medical conditions including clotting disorders, hormone-sensitive cancers, diabetes, or a BMI over 30, as well as women who are breast feeding, and/or who smoke.

Evofem acquired global rights to SOLOSEC® on July 14, 2024 and relaunched the brand in November 2024. SOLOSEC is an FDA-approved single-dose oral antimicrobial agent that provides a complete course of therapy for the treatment of two common sexual health infections – bacterial vaginosis (BV) and trichomoniasis. This acquisition aligns with and advances Evofem’s mission to commercialize innovative and differentiated products for women’s sexual and reproductive health.

Outside the United States, Evofem’s strategy is to commercialize its products in global markets through commercial partnerships and/or license agreements. It licensed commercial rights to PHEXX and SOLOSEC in the Middle East and North Africa (MENA) to Pharma 1 Drug Store, LLC (Pharma 1), an emerging Emirati health care company, in July 2024 and May 2025, respectively. Pharma 1 filed for regulatory approval of PHEXX in the United Arab Emirates (UAE) in June 2025 and of SOLOSEC in the UAE in September 2025.

In April 2026, Evofem entered into a Distributorship Agreement with Clovis Davis Pharmaceuticals, Inc. for distribution of SOLOSEC in sub-Saharan Africa.

Risk Factors

There are various risks and uncertainties associated with approving the Private Placement. Such risks and uncertainties include, but are not limited, to the following, which you should carefully consider in determining how to vote:

We may not realize any value from the Evofem Notes and Purchase Rights, and the securities we issued as consideration for the Evofem Notes and Purchase Rights may prove to have been issued for assets that are ultimately worthless.

Evofem is in severe financial distress. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed with the SEC on May 15, 2026, Evofem disclosed total assets of approximately $7.4 million against total liabilities of approximately $80.2 million, a stockholders’ deficit of approximately $77.6 million, limited cash resources, and substantial doubt about its ability to continue as a going concern. Evofem’s senior secured lender has asserted a claim that vastly exceeds Evofem’s total assets, has declared defaults and cancelled a forbearance agreement, and has threatened foreclosure on substantially all of Evofem’s assets. If Evofem is liquidated, forecloses, restructures, or files for bankruptcy protection, we may receive no cash payment and no equity value in respect of the Evofem Notes or the Purchase Rights. Accordingly, the Evofem Notes and Purchase Rights may ultimately prove to have little or no realizable value, and we may be required to write down or write off the entire carrying value of these securities, even though we issued a very substantial amount of our equity securities to acquire them.

The Evofem Notes are unsecured, deeply subordinated junior obligations, and any cash recovery is remote.

The Evofem Notes are junior subordinated obligations of Evofem. They are unsecured and are subordinated in right of cash payment to Evofem’s senior secured notes (reported by Evofem at approximately $123.2 million of total outstanding balance as of March 31, 2026 and secured by substantially all of Evofem’s assets, including its intellectual property) and to Evofem’s Adjuvant notes (reported by Evofem as having a carrying value of approximately $33.4 million), which constitute “Permitted Senior Indebtedness” senior to the Evofem Notes. Contractual put rights under the Evofem Notes that could otherwise generate cash for holders, including puts tied to subsequent placements and asset sales, are exercisable only after all Permitted Senior Indebtedness is paid in full, and any change-of-control redemption claim likewise is subordinated behind senior debt. Because the senior claims far exceed Evofem’s total assets, we do not expect to recover cash on the Evofem Notes at maturity or otherwise, and the notes maturing December 1, 2026 are unlikely to be repaid when due. A payment default at maturity, cross-defaults among Evofem’s debt instruments (which can be triggered at low thresholds), or enforcement action by the senior secured lender could further impair or eliminate any residual value.

Our ability to convert the Evofem Notes and exercise the Purchase Rights is subject to significant limitations although conversion or exercise (and subsequent sale of the resulting shares of Evofem common stock) is effectively our principal potential path to receiving value.

Because the possibility of our cash recovery on the Evofem Notes is remote, our principal potential source of consideration is conversion of the Evofem Notes, and exercise of the Purchase Rights, into shares of Evofem common stock at the current conversion or exercise price (as applicable) of $0.0154 per share, and our subsequent sale of those shares. That option is subject to a number of significant limitations. First, Evofem does not currently have sufficient authorized common stock to permit conversion and exercise in full of its outstanding convertible securities and equity-linked instruments, as its authorized share capital is approximately 3.0 billion shares while its fully diluted share count (assuming conversion of all convertible instruments) is significantly higher. Second, the Evofem Notes contain a 9.99% beneficial-ownership limitation that by its terms may not be waived and applies to successor holders, which would prevent us from converting more than a small portion of our position at any one time. Third, Evofem has disclosed a potential reverse stock split (in a ratio of up to 1-for-1,500), and the Evofem Notes contain anti-dilution and stock-combination adjustment provisions (including full-ratchet and “event market price” reset mechanics) that would reset the conversion terms of the Evofem Notes upon such events and could materially reduce the number of shares issuable to us or the value of conversion. As a result of the above, there can be no assurance that we will be able to convert the Evofem Notes or exercise the Purchase Rights, in either case in whole or in part, or that any such conversion or exercise will yield any realizable value.

Even if we obtain shares of Evofem common stock, we may be unable to sell them at attractive prices or at all.

Evofem’s common stock is currently quoted on the OTCID market. Trading on such market is limited, sporadic and volatile, and the common stock trades at a low absolute price. This may subject transactions in the stock to the SEC’s penny stock rules and additional broker-dealer requirements, which could affect our ability to sell shares of Evofem common stock and the value we could receive from any such sale. In addition, the shares of Evofem common stock issuable to us upon conversion or exercise would be “restricted securities” and could be sold only pursuant to an effective registration statement or an exemption from registration such as Rule 144 of the Securities Act, subject to applicable holding periods and other conditions, which could limit our ability to resell such securities. In addition, if we were deemed an “affiliate” of Evofem (including by reason of the size of our as-converted position, which on an as-converted basis would represent a substantial majority of Evofem’s outstanding common stock), our resales would be subject to volume, manner of sale and other limitations under Rule 144, and we would be subject to beneficial ownership reporting and potentially other obligations under the U.S. federal securities laws. Any significant sale by us of the shares of common stock could itself cause a significant decline in the market price of Evofem common stock given its limited liquidity. As a result of the above, even if we acquire shares of Evofem common stock we may not be able to sell such shares or to sell them at attractive prices.

We issued a very large number of Ordinary Shares and Pre-Funded Warrants as consideration in the Private Placement, resulting in substantial dilution to our shareholders, potentially in exchange for assets that may yield no return.

As described above, as aggregate consideration under the Purchase Agreements and to our financial advisor we issued 43,858,027 Consideration Shares (including the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants issued under the Purchase Agreements). This compares to 4,291,960 Ordinary Shares outstanding immediately prior to such issuances. Assuming full exercise of the Pre-Funded Warrants, the Consideration Shares would represent a substantial majority of our outstanding share capital, and our shareholders prior to the Evofem Transaction have experienced, and upon exercise of the Pre-Funded Warrants will experience, very significant dilution of their ownership, voting power and economic interest. If the Evofem Notes and Purchase Rights ultimately yield little or no value, our shareholders will have borne this dilution in exchange for assets of little or no worth, which could materially and adversely affect the market price of our Ordinary Shares.

Future sales, or the perception of future sales, of the Ordinary Shares issued in the Private Placement could depress the market price of our ordinary shares.

As described above, the Consideration Shares were issued in a private placement and constitute restricted securities. In the future, holders of such shares may sell such shares pursuant to Rule 144, in offshore transactions pursuant to Regulation S of the Securities Act, or, if we grant or effect registration rights, pursuant to a resale registration statement. The number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants is very large relative to our public float and historical trading volumes. Sales of a substantial number of our Ordinary Shares, or the market’s perception that such sales may occur (including upon or following shareholder approval of this Proposal 6), could materially depress the market price of our Ordinary Shares and impair our ability to raise capital in the future.

We do not control Evofem, we have limited rights and limited information as a noteholder, and Evofem’s own disclosure and control environment present risks.

The Evofem Notes and Purchase Rights do not entitle us to board representation, voting rights (except as required by law) or control over Evofem’s business, management, strategy or capital structure. Evofem may take actions that are adverse to our interests, including incurring or restructuring indebtedness, effecting recapitalizations or reverse stock splits, issuing additional securities that dilute the shares underlying our instruments, or agreeing to transactions with its senior creditors that impair junior claims. In addition, amendments and waivers under the note documentation generally require specified holder thresholds, and we may be bound by actions of other holders or unable to effect amendments we consider desirable. Our assessment of the Evofem Notes and Purchase Rights is based substantially on Evofem’s public filings and information provided to us by Evofem’s management and the holders of the Evofem Notes and Purchase Rights in connection with the Private Placement. In its public filings Evofem disclosed material weaknesses in its internal control over financial reporting. In addition, its public disclosure may not be complete, accurate or timely.

If our investment securities become a significant portion of our total assets, we could be deemed an investment company under the Investment Company Act of 1940, which could materially restrict our business.

Following the Private Placement, we hold convertible notes and equity-linked instruments of another company. If the value of these and any other investment securities were to constitute a significant portion of our total assets, we could be deemed to be an “investment company” within the meaning of the Investment Company Act of 1940, as amended, absent an applicable exemption. Registration or regulation as an investment company would impose burdensome requirements on us, including restrictions on our capital structure, transactions with affiliates and ability to issue securities, and compliance could be impracticable for a company like ours. We intend to conduct our business, and to monitor our asset composition, so as not to be deemed an investment company, but there can be no assurance that we will not be required to take remedial actions, such as disposing of assets on unfavorable terms, to avoid that result.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, to approve the Private Placement (as defined in the Proxy Statement), such that the Pre-Funded Warrants issued by the Company in the Private Placement may be exercised in full, without regard to the beneficial ownership limitation set forth therein, subject to the availability of a sufficient number of authorized Ordinary Shares.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution. In addition, if holders of 25% or more of our outstanding Ordinary Shares have a personal interest in this resolution (including shareholders that hold Pre-Funded Warrants), then this proposal also requires that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted in favor of the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution that are voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting – What vote is required to approve each proposal presented at the Annual Meeting?” above.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a controlling shareholder and does not have a personal interest in the proposed resolution. If you are a controlling shareholder or do have a personal interest in such resolution, please notify Boaz Shiffman, Adv., by email at boaz.shiffman@hub-technologies.com; however, if your shares are held in “street name” by your broker, bank or other nominee, you should notify your broker, bank or other nominee of your status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

RE-APPOINTMENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent registered public accounting firm since 2021. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm until the close of our 2027 annual general meeting of shareholders and to authorize the Board to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer, a member of EY Global, and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2024	2025
	(in thousands of U.S. dollars)
Audit Fees (1)	1,100	775
Audit-Related Fees (2)	450	214
Tax Fees (3)	200	75
Total	1,750	1,064

(1)	“Audit fees” for the years ended December 31, 2024 and 2025 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as assistance with and review of documents filed with the SEC.
(2)	“Audit-Related fees” for the years ended December 31, 2024 and 2025 relate to assurance and associated services that traditionally are performed by the independent auditor, statutory tax reports and consents.
(3)	“Tax fees” for the years ended December 31, 2024 and 2025 were related to ongoing tax, tax compliance and tax planning services.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders be approved, and that the Board be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services or to delegate such authority to the Audit Committee of the Board as contemplated by the Sarbanes-Oxley Act of 2002.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PRESENTATION AND DISCUSSION OF
AUDITED FINANCIAL STATEMENTS

At the Annual Meeting, the Company’s management will be available to discuss the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2025. This item does not require a vote of the Company’s shareholders. The audited consolidated financial statements for the year ended December 31, 2025 are contained within the 2025 Annual Report, which is available to shareholders through the SEC website, www.sec.gov, and at the “Company – Investor Relations” section of our Company’s website, https://hub-technologies.com. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

Our 2025 Annual Report is available on the SEC’s website at www.sec.gov, as well as under the “Company-Investor Relations” section of our website at www. hub-technologies.com. In addition, our reports of a foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at the “Company – Investor Relations” section of our website at https://hub-technologies.com. Information contained on or accessible through our website or the SEC’s website is not a part of this proxy statement, and the inclusion of the website addresses in this proxy statement is an inactive textual reference only.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to these proxy rules.

By Order of the Board of Directors,

/s/ Renah Persofsky
Renah Persofsky
Chairperson of the Board of Directors

August 4, 2026